UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SOPHiA GENETICS SA (the “Company”) announced that Ross Muken, previously Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”), has been promoted to company President, effective November 5, 2024. In the newly created role of company President, Ross Muken will oversee SOPHiA GENETICS’s global business operations and work even more closely on strategic planning with CEO Jurgi Camblong. He will continue to lead the company’s go-to-market function, including Clinical sales, BioPharma Dx sales, sales support, marketing, customer experience, and operations. Ross MUken joined SOPHiA GENETICS in February 2021 as CFO and was appointed as CFO and COO in March 2023.
Effective November 5, 2024, George Cardoza has been appointed as the Company’s new CFO. As CFO, Cardoza will oversee all corporate finance functions, including accounting, financial planning and analysis (“FP&A”), investor relations, internal audit, tax, and treasury. Mr. Cardoza brings more than 30 years of experience in the precision medicine and clinical diagnostics industry, with extensive experience in both financial and operational leadership. From August 2023 to November 2024, he was the CFO and Head of Service Delivery at Biocartis, a molecular diagnostics company. From July 2022 to August 2023, he was the CEO of AccuraGen. Prior to that, he spent over twelve years with NeoGenomics Laboratories (NASDAQ: NEO) in several executive roles (CFO from November 2009 to March 2018, President Pharma Services Division from March 2018 to July 2021), and President and Chief Operating Officer Laboratory Operations from July 2021 to April 2022), and previously spent more than fourteen years with Quest Diagnostics in various roles including Controller of the Central Region. Mr. Cardoza holds a B.S. in Finance and Accounting from Syracuse University and an MBA from Michigan State University.
There are no family relationships between Mr. Cardoza or any of our directors or executive officers. There are no related party transactions between us and Mr. Cardoza that would require disclosure under Item 7.B. of Form 20-F, other than compensatory arrangements that will be disclosed in our Annual Report on Form 20-F for the year ending on December 31, 2024.
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This Report on Form 6-K, other than Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-266704; Registration No. 333-280060) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: November 5, 2024

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	SOPHiA GENETICS Promotes Ross Muken to President and Appoints George Cardoza as Chief Financial Officer